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April 6, 2022

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Ms. Lisa Larkin

Re:	Cornerstone Total Return Fund, Inc. Registration Statement on Form N-2 File Numbers: 333-262877 and 811-02363

Dear Ms. Lisa Larkin:

On behalf of Cornerstone Total Return Fund, Inc. (the “Fund”), this letter is in response to the comments received telephonically on March 23, 2022 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s registration statement filed on Form N-2 on February 18, 2022 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The filing was made for the purpose of registering non-transferable rights (“Rights”) to be issued to shareholders of the Fund to purchase new shares of the Fund (“Shares”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses. Where revisions to the Registration Statement (including the prospectus and statement of information contained therein) are referenced in the Fund’s response, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

1.	Remove fee table from cover page.

Response: The fee table has been removed from the cover page.

2.	Supplementally advise the Staff the circumstances under with the Expiration Date would be extended and the method by which the Fund would inform shareholders of such extension.

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April 6, 2022

Response: The Fund respectfully advises the Staff that the Fund’s Board of Directors could determine that an extension of the Expiration Date is in the best interests of Fund shareholders for several reasons, including if the Board has determined that Fund shareholders need additional time to exercise their subscription rights. If the Expiration Date is extended, the Fund will issue a press release to notify its shareholders of such extension.

3.	Supplementally advise why “normally” was added before the range of portfolio turnovers that is provided in a few spots throughout the Registration Statement.

Response: The Fund advises that “normally” was added before the range of portfolio turnovers to reflect the fact that the Fund’s portfolio turnover may fall outside the provided range in periods of market volatility, as was the case for the Fund during the Covid-19 pandemic.

4.	Advise why the following sentence was deleted from the penultimate paragraph of the “INVESTMENT OBJECTIVE AND POLICIES – Investment Strategies” section: “Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program.”.

Response: The referenced sentence referred to income earned from the investment of the Fund’s cash balances. The Fund advises that the referenced sentence was deleted because such income, which is typically minimal, may be used in a variety of manners, including towards distributions on Fund shares and towards Fund expenses.

5.	The “MANAGEMENT OF THE FUND – Portfolio Manager” section refers to two co-portfolio managers. Please provide the disclosure for each co-portfolio manager required by Item 9.1.c of Form N-2.

Response: The additional disclosure has been added.

6.	The Staff notes that the Executive Officers Table in the SAI includes the Assistant Treasurer position but not the Assistant Secretary positions. Confirm the Fund intended to omit the Asst. Secretary position(s) from the table.

Response: The Fund advises that the Assistant Secretary positions were intentionally omitted from the referenced table and further advises the Assistant Treasurer position was only included in the referenced table because the person who holds that position also holds the position of Secretary, which is included in the definition of “officer” provided in Item 18.1.d of Form N-2.

April 6, 2022

7.	The Staff notes that the Powers of Attorney for certain directors were cross referenced to prior registration statement filings. Please provide an updated Power of Attorney for each such director.

Response: The Fund respectfully advises the Staff that updated Powers of Attorney have been filed as Exhibit 2(t)(i) to the Registration Statement.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy Margaret M. Murphy